FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Americas S.A.

Securities Registration Record No. 175

Santiago, February 14, 2017.

Ger. Gen. No. 06/2017.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: Significant Event.

Dear Sir:

In accordance with articles 9 and 10 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized and on behalf of ENEL AMÉRICAS S.A., I hereby inform you of the following significant event:

As informed in the significant event dated November 30, 2016, our subsidiary, Enel Brasil, awarded the public tender offer organized by the Brazilian Government through Banco Nacional do Desenvolvimento (BNDES) for the acquisition of the 94.8% shareholding of the electricity distribution company Celg Distribuição S.A., which operates in the Brazilian State of Goias. As of today, I hereby inform you that the final closure of the operation has taken place since the antitrust authorities, Conselho Administrativo de Defensa Econômica (CADE) and the sector regulator Agência Antimonopólica de Energia Eléctrica (ANEEL) have granted the appropriate authorizations. Consequently, the sale contract of approximately 94.8% equity of Celg Distribuição S.A. has been signed for a total of 2,187 million Brazilian reals (approximately US$ 640 million).

The purchase of CELG was financed with resources raised in the Enel Américas capital increase approved at the end of 2012.

This acquisition increases the customers of Enel Brasil from a base of 7 to 10 million, which rises the number of the Enel Group’ customers at a Global level to approximately 65 million.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

Cc           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago – Representantes Tenedores de Bonos (Bondholders’ Representative)

Comisión Clasificadora de Riesgos (Risk Classification Committee)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: February 15, 2016